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Exhibit (a)(vi)

Northwest Airlines Corporation
Stock Option Exchange Program
Confirmation of Receipt of Change in Election

Employee Number:

        We have received your Change in Election. Based on what we have received from you to date, you have elected NOT to exchange your Eligible Options.

        Please note that you may change your previous election(s) at any time before 5 P.M. Central Time on January 14, 2003. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended expiration date of the offer.

        Please retain this information for your records. If you have questions regarding the above, please send an email to exchangeoffer@nwa.com.

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  Exhibit (a)(vi)